December 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Joe McCann

Jordan Nimitz

Re:	Capstar Special Purpose Acquisition Corp. Registration Statement on Form S-4 File No. 333-258693

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Capstar Special Purpose Acquisition Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 23, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kramer Levin Naftalis & Frankel LLP, request by telephone that such Registration Statement be declared effective.

Please contact the undersigned of Kramer Levin Naftalis & Frankel LLP at (212) 715-9265, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Christopher Auguste, Esq.
Christopher Auguste

cc: R. Stephen Hicks, Capstar Special Purpose Acquisition Corp.